Exhibit 99.3

IHS Holding Limited 1 Cathedral Piazza 123 Victoria Street London, SW1E 5BP United Kingdom www.ihstowers.com

To:	Citibank Europe PLC, UK Branch (the “Facility Agent”)
Attention :	Sona Sharma

2 October 2023

IHS Holding 2022 Bullet Term Loan – Amendment 1

Dear Sirs

Notice of Cancellation and Request for Amendment relating to the Facility Agreement (as defined below)

1.	Introduction
1.1

We refer to the US$600,000,000 term loan facility agreement originally dated 28 October 2022 between, amongst others, the Facility Agent and IHS Holding Limited (the “Company”), Absa Bank Limited (acting through its Corporate and Investment Banking division), Citibank N.A., London Branch, FirstRand Bank Limited (London Branch), acting through its Rand Merchant Bank division and Standard Chartered Bank (the “Facility Agreement”).

1.2	Capitalised terms defined in the Facility Agreement shall have the same meaning when used herein unless expressly defined in this letter (the “Letter”).
1.3

The provisions of clause 1.2 (Construction) of the Facility Agreement apply to this Letter as though they were set out in full in this Letter with all necessary consequential changes; and with references in that clause to “this Agreement” being construed as references to this Letter.

2.	Background
2.1	The Company has, up to and including the date of this Letter, drawn down an amount of US$370,000,000 under the Facility Agreement, leaving an undrawn amount of US$230,000,000.
2.2	The current Availability Period is due to expire on 28 October 2023.
2.3	The Company wishes to cancel a portion of the Available Facility and extend the Availability Period by a period of six months.
3.	Notice of Cancellation of Commitment
3.1

In accordance with Clause 7.5 (Voluntary Cancellation) of the Facility Agreement, the Company hereby gives notice to the Facility Agent of its intention to cancel US$100,000,000 of the Available Facility.

3.2	The Facility Agent agrees that, following the expiry of the notice period of five Business Days from the date of this Letter, the Available Facility shall be reduced by US$100,000,000.
4.	Request for Amendment

4.1	In accordance with Clause 38.2 (All Lender Matters) of the Facility Agreement, the Company hereby requests the consent of all Lenders to the following amendment to the Facility Agreement:

4.2	The definition of “Availability Period” in Clause 1.1 (Definitions) of the Facility Agreement shall be amended and replaced with the following:

““Availability Period” means the period from and including the date of this Agreement to and including the date falling 18 months from the date of this Agreement.”

5.	Amendment

With effect from the date of this Letter, each of the Lenders agrees to waive any breach of representation, warranty, undertaking, covenant, Default, or Event of Default under or in respect of any Finance Document resulting from this Letter.

6.	Miscellaneous
6.1	This Letter is a Finance Document.
6.2	From the date of this Letter, the Facility Agreement and this Letter shall be read and construed as one document.
6.3	Except as otherwise provided in this Letter, the Finance Documents remain in full force and effect.
6.4

No amendment or waiver of any provision of any Finance Document is given by the terms of this Letter and the Finance Parties expressly reserve all their rights and remedies in respect of any breach of, or other default under, the Finance Documents.

6.5	A person who is not a party to this Letter has no right under the Contracts (Right of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Letter.
6.6	This Letter may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Letter.
7.	Governing law
7.1	This Letter and any non-contractual obligations arising out of or in connection with it are governed by English law.
7.2

Clause 34 (Notices), Clause 39 (Confidential Information) and 43 (Enforcement) of the Facility Agreement shall apply to this Letter, mutatis mutandis, as if references in those provisions of the Facility Agreement to the Facility Agreement and Finance Document shall be construed as references to this Letter.

Please sign and return a copy of this Letter to confirm your agreement to the above.

Yours faithfully

/s/ Steve Howden

Name: Steve Howden

Title: Authorised Signatory

For and on behalf of

IHS Holding Limited

/s/ Alasdair George Niven Garnham

Name: Alasdair George Niven Garnham

Title: Vice President

For and on behalf of

Citibank Europe PLC, UK Branch as Facility Agent (acting on the instructions of all Lenders)